Mail Stop 3561
								September 23, 2008

Via Fax & U.S. Mail

Mr. Joseph Gaspar
Chief Financial Officer
Advanced Technology Center
P.O.B. 539
Haifa 31053, Israel

Re:	Elbit Systems Ltd.
	Form 20-F for the year ended December 31, 2007
      Filed May 28, 2008
	File No. 000-28998

Dear Mr. Gaspar:

      We have reviewed your filing and your response letter dated September 17, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2007
Note 19. Major Customer and Geographic Information, page 207

We note from your response to our prior comment number 19 that the Company`s operations are divided or allocated into a business unit
(BU) structure. We also note that the Company`s chief operating decision maker (CODM) reviews the various BU`s results (revenues and profits) for management purposes as well as for evaluation of managers` performance, and that resource allocation is performed on a per contract basis or a per BU basis. We further note from your response that discrete financial information is aggregated and available for the Company`s BUs. Based on this information contained in your prior response, it appears that your various business units may meet the criteria for an operating segment outlined in paragraph
10 of SFAS No.131.

Please tell us in further detail how the Company`s operations are organized into business units and tell us the number of business units comprising the Company`s operations for the periods presented in the Company`s financial statements. As part of your response, you should also explain in further detail why you believe that the Company`s various business units do not represent separate operating segments pursuant to paragraph 10 of SFAS No.131 for which the disclosures outlined in paragraphs 25 through 32 of SFAS No. 131 should be provided. We may have further comment upon receipt of your response.


					*******

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.


Sincerely,



							Linda Cvrkel
Branch Chief




VIA FACSIMILE (212) 704-5918
Ms. Elizabeth Cho
Jenkins & Gilchrist
Mr. Joseph Gaspar
Elbit Systems Ltd.
July 31, 2008
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